Contact:
Thomas DeByle, CFO   **FOR IMMEDIATE RELEASE**
(603) 893-9701
email: InvestorRelations@Standex.com

STANDEX REPORTS STRONG REVENUE AND PROFITABILITY IN FOURTH-QUARTER FISCAL 2010

- Reports 8.7% year-over-year revenue growth as all five business segments report positive sales increases
- Strong double-digit revenue growth from Engraving Products, Engineering Technologies, and Electronics and Hydraulics on broad end market strength
- Net Income from Continuing Operations of $8.5 million increases 48% year-over-year

SALEM, NH – August 26, 2010 . . . . Standex International Corporation **(NYSE:SXI)** today reported financial results for the fourth quarter of fiscal 2010.

- Net sales for the fourth quarter of fiscal 2010 increased 8.7% to $152.1 million from $139.9 million in the fourth quarter of fiscal 2009.

- Income from operations for the fourth quarter of fiscal 2010 was $12.2 million compared with $9.2 million in the fourth quarter of fiscal 2009. Operating income for the fourth quarter of fiscal 2010 includes, pre-tax, $0.1 million in restructuring charges and a $1.0 million charge relating to the resolution of a legal dispute with a former ADP supplier. Excluding these items, the Company reported non-GAAP income from operations of $13.2 million. The fourth quarter of fiscal 2009 financial results included $1.1 million in pre-tax restructuring charges. Excluding the above-mentioned items from the fourth quarter of 2009, the Company reported non-GAAP income from operations of $10.3 million.

- Net income from continuing operations for the fourth quarter of fiscal 2010 was $8.5 million, or $0.67 per diluted share, including an after tax legal charge of $0.6 million and a $1.1 million discrete tax benefit. Excluding these items, non-GAAP net income from continuing operations was $8.2 million, or $0.64 per diluted share, in the fourth quarter of fiscal 2010. In the fourth quarter of fiscal 2009, the Company reported $5.8 million, or $0.46 per diluted share, which included $0.7 million in after-tax restructuring charges and a $0.8 million discrete tax benefit. Excluding these items, non-GAAP net income from continuing operations was $5.6 million, or $0.45 per diluted share, in the fourth quarter of fiscal 2009.

- EBITDA (earnings before interest, income taxes, plus depreciation and amortization) increased to $15.9 million in the fourth quarter of fiscal 2010 compared with $12.4 million in the fourth quarter of fiscal 2009. Excluding the aforementioned charges for both periods, EBITDA for the fourth quarter of fiscal 2010 increased to $17.0 million compared with $13.5 million for the fourth quarter of fiscal 2009.

- Net working capital (defined as accounts receivable plus inventories less accounts payable) was $103.6 million at the end of the fourth quarter of fiscal 2010 compared with $98.7 million at the end of the fourth quarter in the prior year. Working capital turns improved to 5.9 turns compared with 5.7 turns in the prior year quarter.

- Net debt (defined as short-term debt plus long-term debt less cash) increased to $59.7 million at June 30, 2010 from $52.4 at March 31, 2010. The Company's balance sheet leverage ratio of net debt to total capital was 23.7% at June 30, 2010 compared with 20.7% at March 31, 2009.

A reconciliation of net income, earnings per share, net income from continuing operations from reported GAAP amounts to non-GAAP amounts is included later in this release.

Management Comments

"We closed our fourth quarter and fiscal year 2010 on a strong note," said President and CEO Roger Fix. "Standex generated a robust 8.7% increase in sales during the quarter, the second sequential quarter of positive year-over-year growth. Although many of our end markets continue to be affected by the global recession, each of our five business segments reported positive year-over-year sales growth for the fourth quarter, including three segments that generated double-digit revenue growth."

"Our significantly improved cost structure contributed to Standex's fifth-consecutive quarter of operating margin expansion," said Fix. "Non-GAAP operating margin for the fourth quarter improved 135 basis points year-over-year to 8.71% and non-GAAP operating income increased 29%. In addition, our outstanding working capital management is evident as demonstrated by this quarter's 5.9 working capital turns, the highest it has been since we have internally tracked the metric."

"Despite sales being down 4.7% during this past fiscal year, our leaner organization delivered nearly 30% growth in non-GAAP operating income and generated $2.25 in non-GAAP earnings per share," stated Fix. "Furthermore, we continued to strengthen our balance sheet during the year by lowering net debt-to-capital to 23.7% at the end of the fourth quarter, down from 32.6% during the same period last year while making $16.7 million in voluntary pension fund contributions during the fourth quarter."

"As part of Engraving's emerging markets growth initiative, last month we acquired the business operation of Melco Engraving India Private Limited, a leading provider of mold texturizing services, and engraved rolls and plates to the rapidly growing Indian automotive and general industries," added Fix. "This strategic acquisition will not only enable us to capitalize on the fast growing Indian automotive market, but also better serve the needs of our global automotive customers including Ford India, Toyota, BMW, Renault-Nissan, General Motors and Hero Honda to name a few."

Segment Review

[Food Service Equipment Group](#) revenues increased by 2.0% year-over-year to $88.3 million with operating income growing by 2.8% during this time.

"When compared with recent market trend data, our Food Service Equipment Group is performing well," said Fix. "Revenue growth was underscored by double-digit year-over-year Procon pumps sales growth and continued strength in cooking solutions," added Fix. "The year-over-year sales comparison was made difficult by $2.0 million in sales from a rollout at one of the Yum! Brands restaurants in the year-ago quarter. Excluding this rollout, the group's sales increased 4.4%. Cooking solutions continues to recover, delivering another quarter of growth and improved operating performance. On the refrigeration side of the business, we believe that the rate of decline has slowed and the market appears to be identifying a bottom.[1] We remain optimistic about our ability to further penetrate strategic buying groups and offer innovative refrigeration and cooking solutions to our customers.[1]"

"Procon's strong double-digit year-over-year sales growth is being driven by strength across our global beverage customer base," said Fix. "Additionally, we are seeing increasing demand from Procon's industrial customers as the economic environment improves."

The *[Engraving Group's](#)* year-over-year sales increased by 12.5% to $19.7 million with a substantial 135.9% year-over-year increase in operating income.

"Underscoring these results is strong demand for mold texturizing services from our North American and European automotive customers that will likely continue through the first half of fiscal 2011,[1]" stated Fix. "Additionally, our Innovent business is seeing more systems-level sales with subsequent higher average selling prices. The Engraving Group's strong operating performance this period reflects not only higher sales volume, but a better mix of automotive business, cost reductions completed in North America in the past 12 months, and the completion of our European restructuring activities."

"We look forward to contributions from Standex Engraving India, our newly acquired operation with facilities in Bangalore, New Delhi, and Pune," said Fix. "From these facilities, which are strategically located in the center of India's automotive manufacturing sector, we can better serve a large and growing Indian domestic automobile industry and our many global automotive OEMs. During the first half of fiscal year 2011 we also

plan to open our third Engraving facility in China to complement two existing Chinese plants.[1] We are investing in this market to capitalize on the growth opportunity for both global and domestic OEMs."

Engineering Technologies Group revenue for the fourth quarter was up 30.5% year-over-year while operating income increased by 70.4%.

"Spincraft generated outstanding growth and operational performance this period," said Fix. "Although the Federal government has reduced its funding for heavy lift launch vehicles, we continue to effectively diversify our business and remain encouraged about its long-term prospects.[1]" continued Fix.

The *Electronics and Hydraulics Group* reported 31.4% year-over-year growth in revenues as operating income increased to $1.9 million in the fourth quarter versus $0.1 million in the year-ago period.

"We are pleased to announce that Electronics reported another quarter of double-digit growth," said Fix. "We are benefitting from both broad-based demand as well as traction from our growth initiatives, such as new product development, leveraging existing technologies into new applications and customers, and geographic expansion in Asia Pacific and Europe."

"Higher Hydraulics bookings, coupled with increased production levels at several of our major North American OEM customers, indicate that end markets have stabilized and have begun to recover,[1]" added Fix. "In addition, our efforts to increase penetration in China and Asia Pacific are beginning to yield results and we are ramping up production in our China facility."

Air Distribution Products Group ("ADP") sales increased 6.3% from the same period last year. ADP recorded an operating loss of $1.3 million in the quarter.

"While we continue to optimize the cost structure of ADP, we are increasingly turning our attention to growth initiatives,[1]" said Fix. "With our new facility in Dallas fully operational, we are already taking orders, helped by a Texas location that is geographically better situated than the prior Mississippi base. Furthermore, we are partnering with regional wholesalers to create a preference for ADP products at the contractor level, and have introduced a number of complementary products for these wholesalers to offer. We also began to see some pricing stabilization in the fourth quarter."

Business Outlook

"We are seeing positive sales momentum in most of our end markets, demonstrated by the year-over-year growth we reported in all of our operating segments," said Fix. "We are cautiously optimistic as we enter fiscal year 2011 and have turned our attention from cost restructuring to growing our business profitably through both organic and acquisitive initiatives. We are optimistic that as our end markets continue to recover, and as we realize the benefits of our top-line growth initiatives, we will achieve accelerated earnings growth as we leverage our significantly improved cost structure.[1]"

Conference Call Details
Standex will host a conference call for investors today, Thursday, August 26, at 10:00 a.m. ET. On the call, Roger Fix, president and CEO, and Thomas DeByle, CFO, will review the company's financial results, and business and operating highlights. Investors interested in listening to the webcast should log on to the "Investor Relations" section of Standex's website, located at www.standex.com. The Company's slide show accompanying the web cast audio also can be accessed via its website. To listen to the playback, please dial (888) 286-8010 in the U.S. or (617) 801-6888 internationally; the passcode is 94636398. The replay also can be accessed in the "Investor Relations" section of the company's website, located at www.standex.com.

Use of Non-GAAP Financial Measures

EBITDA, which is "Earnings Before Interest, Taxes, Depreciation and Amortization," non-GAAP income from operations, non-GAAP net income from continuing operations and free cash flow are non-GAAP financial measures and are intended to serve as a complement to results provided in accordance with accounting principles generally accepted in the United States. Standex believes that such information provides an additional measurement and consistent historical comparison of the company's performance. A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP measures is available in this news release.

About Standex
[Standex International Corporation](#) is a multi-industry manufacturer in five broad business segments: Food Service Equipment Group, Air Distribution Products Group, Engineered Products Group, Engraving Group and Hydraulics Products Group with operations in the United States, Europe, Canada, Australia, Singapore, Mexico, Brazil, India and China. For additional information, visit the company's website at www.standex.com.

Standex International Corporation
Consolidated Statement of Operations

	Three Months Ended June 30,		Year Ended June 30,	
	2010	**2009**	**2010**	**2009**
Net sales	$152,081	$139,911	$578,454	$607,086
Cost of sales	103,851	98,634	395,051	431,111
Gross profit	48,230	41,277	183,403	175,975
Selling, general and administrative expenses	35,951	30,977	138,770	140,776
Impairment of goodwill and intangible assets	-	-	-	21,339
Gain on sale of real estate	-	-	(1,405)	-
Restructuring costs	85	1,072	3,772	7,839
Income from operations	12,194	9,228	42,266	6,021
Interest expense	1,138	1,655	3,624	6,532
Other (income) expense, net	(341)	581	(754)	(215)
Total	797	2,236	2,870	6,317
Income from continuing operations before income taxes	11,397	6,992	39,396	(296)
Provision for income taxes	2,857	1,228	11,436	1,594
Net income (loss) from continuing operations	8,540	5,764	27,960	(1,890)
Income (loss) from discontinued operations, net of tax	(178)	(87)	739	(3,515)
Net income (loss)	$8,362	$5,677	$28,699	($5,405)
Basic earnings per share:				
Income (loss) from continuing operations	$0.69	$0.47	$2.25	($0.15)
Income (loss) from discontinued operations	(0.01)	(0.01)	0.06	(0.29)
Total	$0.68	$0.46	$2.31	($0.44)
Diluted earnings per share:				
Income (loss) from continuing operations	$0.67	$0.46	$2.20	($0.15)
Income (loss) from discontinued operations	(0.01)	(0.01)	0.06	(0.29)
Total	$0.66	$0.45	$2.26	($0.44)

Standex International Corporation and Subsidiaries
Statements of Consolidated Cash Flows

	Year Ended June 30,	
	2010	2009
Cash Flows from Operating Activities		
Net income	$28,699	($5,405)
Income (loss) from discontinued operations	739	(3,515)
Income (loss) from continuing operations	27,960	(1,890)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	14,407	15,541
Stock-based compensation	3,845	2,398
Deferred income taxes	5,320	(3,563)
Impairment Charges	--	21,339
Non-cash portion of restructuring charges	873	3,730
(Gain) loss on sale of investments, real estate and equipment, and debt extinguishment	(1,405)	375
Increase (decrease) in cash from changes in assets and liabilities,		
Accounts receivables, net	(12,022)	18,360
Inventories	5,393	11,605
Contributions to defined benefit plans	(17,414)	--
Prepaid expenses and other	(5,746)	1,001
Accounts payable	(1,081)	(6,034)
Accrued payroll, employee benefits and other liabilities	3,838	(18,039)
Income taxes payable	(1,722)	(1,550)
Net cash provided by operating activities - continuing operations	22,246	43,273
Net cash used for operating activities - discontinued operations	(845)	(3,829)
Net cash provided by operating activities	21,401	39,444
Cash Flows from Investing Activities		
Expenditures for property, plant and equipment	(4,030)	(5,238)
Expenditures for acquisitions, net of cash acquired	--	(5,617)
Expenditures for executive life insurance policies	(640)	(695)
Proceeds withdrawn from life insurance policies	1,649	3,753
Proceeds from sale of real estate and equipment	8,693	639
Net cash provided by (used for) investing activities from continuing operations	5,672	(7,158)
Net cash provided by investing activities from discontinued operations	--	--
Net cash provided by (used for) investing activities	5,672	(7,158)
Cash Flows from Financing Activities		
Proceeds from borrowings	78,000	66,650
Payments of debt	(79,000)	(107,311)
Stock issued under employee stock option and purchase plans	376	821
Cash dividends paid	(2,490)	(8,384)
Purchase of treasury stock	(1,074)	(1,652)
Net cash used for financing activities from continuing operations	(4,188)	(49,876)
Net cash used for financing activities from discontinued operations	--	--
Net cash used for financing activities	(4,188)	(49,876)
Effect of exchange rate changes on cash	1,761	(2,083)
Net changes in cash and cash equivalents	24,646	(19,673)
Cash and cash equivalents at beginning of year	8,984	28,657
Cash and cash equivalents at end of year	$33,630	$8,984

Standex International Corporation
Condensed Consolidated Balance Sheets

	June 30, 2010	June 30, 2009
ASSETS		
Current assets:		
Cash and cash equivalents	$33,630	$8,984
Accounts receivable, net	92,520	81,893
Inventories, net	69,554	75,634
Income tax receivables	3,634	2,186
Prepaid expenses and other current assets	5,346	2,730
Deferred tax asset	12,351	13,278
Total current assets	217,035	184,705
Property, plant, and equipment, net	93,227	108,612
Intangible assets, net	17,791	20,450
Goodwill	102,804	101,722
Other non-current assets	15,422	18,220
Total non-current assets	229,244	249,004
Total assets	$446,279	$433,709
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$58,514	$58,802
Accrued liabilities	40,683	36,902
Current liabilities – discontinued operations	2,319	3,543
Total current liabilities	101,516	99,247
Long-term debt - less current portion	93,300	94,300
Accrued pension and other non-current liabilities	59,400	63,876
Total non-current liabilities	152,700	158,176
Stockholders' equity:		
Common stock	41,976	41,976
Additional paid-in capital	31,460	28,690
Retained earnings	445,313	419,157
Accumulated other comprehensive loss	(66,456)	(52,591)
Treasury shares	(260,230)	(260,946)
Total stockholders' equity	192,063	176,286
Total liabilities and stockholders' equity	$446,279	$433,709

	Three Months Ended June 30,		Year Ended June 30,	
	2010	**2009**	**2010**	**2009**
Net Sales				
Food Service Equipment	$88,266	$86,536	$337,578	$350,358
Air Distribution Products	12,245	11,522	50,974	66,534
Engraving	19,670	17,492	77,372	77,311
Engineering Technologies	15,917	12,195	58,732	51,693
Electronics and Hydraulics	15,983	12,166	53,798	61,190
Total	$152,081	$139,911	$578,454	$607,086
Income from operations				
Food Service Equipment	$10,886	$10,591	$39,682	$9,900
Air Distribution Products	(1,301)	202	(3,186)	713
Engraving	2,781	1,179	9,395	7,028
Engineering Technologies	3,797	2,229	13,843	8,667
Electronics and Hydraulics	1,886	131	4,888	3,459
Corporate	(5,770)	(4,032)	(19,989)	(15,907)
Total	$12,279	$10,300	$44,633	$13,860

Standex International Corporation
Reconciliation of GAAP to Non-GAAP Financial Measures

	Three Months Ended June 30,			Year Ended June 30,		
	2010	2009	% Change	2010	2009	% Change
Adjusted income from operations and adjusted net income from continuing operations:						
Income from operations, as reported	$ 12,194	$ 9,228	32.1%	$ 42,266	$ 6,021	602.0%
Adjustments:						
Restructuring charges	85	1,072		3,772	7,839	
Gain on sale of real estate	-	-		(1,405)	-	
Impairment of goodwill and intangible assets	-	-		-	21,339	
Lower-of-cost-or-market adjustment	-	-		-	3,536	
Legal dispute expenses	969	-		969	-	
Reversal of Long-Term Incentive Plan accruals	-	-		-	(3,600)	
Adjusted income from operations	$ 13,248	$ 10,300	28.6%	$ 45,602	$ 35,135	29.8%
Interest and other expenses	(797)	(2,236)		(2,870)	(6,317)	
Life insurance benefit	-	-		-	(1,084)	
Provision for income taxes	(2,857)	(1,228)		(11,436)	(1,594)	
Discrete tax items	(1,070)	(824)		(1,470)	(3,077)	
Tax impact of above adjustments	(364)	(370)		(1,151)	(3,978)	
Net income from continuing operations, as adjusted	$ 8,160	$ 5,642	44.6%	$ 28,675	$ 19,085	50.3%
EBITDA and Adjusted EBITDA:						
Income from continuing operations before income taxes, as reported	$ 11,397	$ 6,992		$ 39,396	$ (296)	
Add back:						
Interest expense	1,138	1,655		3,624	6,532	
Depreciation and amortization	3,408	3,748		14,407	15,541	
EBITDA	$ 15,943	$ 12,395	28.6%	$ 57,427	$ 21,777	163.7%
Adjustments:						
Restructuring charges	85	1,072		3,772	7,839	
Gain on sale of real estate	-	-		(1,405)	-	
Impairment of goodwill and intangible assets	-	-		-	21,339	
Lower-of-cost-or-market adjustment	-	-		-	3,536	
Reversal of Long-Term Incentive Plan accruals	-	-		-	(3,600)	
Legal dispute expenses	969	-		969	-	
Life insurance benefit	-	-		-	(1,084)	
Adjusted EBITDA	$ 16,997	$ 13,467	26.2%	$ 60,763	$ 49,807	22.0%
Free operating cash flow:						
Net cash provided by operating activities, as reported	$ (7,778)	$ 13,560		$ 21,401	$ 39,444	
Less: Capital Expenditures	(1,050)	(210)		(4,030)	(5,238)	
Add: Voluntary pension contributions	16,721	-		16,721	-	
Free operating cash flow	$ 7,893	$ 13,350		$ 34,092	$ 34,206	
Net income	8,540	5,677		27,960	(5,405)	
Impairment of intangible assets	-	-		-	21,339	
Net income, as adjusted	8,540	5,677		27,960	15,934	
Conversion of free operating cash flow	92.4%	235.2%		121.9%	214.7%	

Standex International Corporation
Reconciliation of GAAP to Non-GAAP Financial Measures

	Three Months Ended June 30,			Year Ended June 30,		
	2010	**2009**	**% Change**	**2010**	**2009**	**% Change**
Adjusted earnings per share from continuing operations						
Diluted earnings per share from continuing operations, as reported	$0.67	$0.46	45.7%	$2.20	($0.15)	NM
Adjustments:						
Restructuring charges	-	0.06		0.19	0.42	
Gain on sale of real estate	-	-		(0.07)	-	
Impairment of goodwill and intangible assets	-	-		-	1.63	
Lower-of-cost-or-market adjustment	-	-		-	0.19	
Reversal of Long-Term Incentive Plan accruals	-	-		-	(0.19)	
Legal dispute expenses	0.05	-		0.05	-	
Life insurance benefit	-	-		-	(0.09)	
Discrete tax items	(0.08)	(0.07)		(0.12)	(0.25)	
Diluted earnings per share from continuing operations, as adjusted	$0.64	$0.45	42.2%	$2.25	$1.56	44.2%